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                                            Registration Statement No. 33-56637
                                                  Filed Pursuant to Rule 424(c)

                                 NS GROUP, INC.
                  SUPPLEMENT TO PROSPECTUS DATED JULY 21, 1995

    During the fiscal 1995 fourth quarter ending September 30, 1995, the Company experienced numerous unexpected operational problems, principally at the Company's welded tubular facilities at Newport. Newport's melt shop incurred an unusual number of unplanned outages during the quarter related to equipment breakdowns, lightning strikes and power curtailments due to weather conditions. As a result, steel production volume was significantly affected, limiting availability of steel to Newport's hot strip mill and pipe mills. The excessive downtime throughout all of Newport's operations resulted in low operating efficiencies, increased maintenance costs and lost sales opportunities during the quarter. Also impacting the quarter at Newport was a write-down of scrap inventory resulting from year end physical inventory counts. The fiscal 1995 fourth quarter was also affected by a decline in shipments of SBQ products from the Company's Koppel facilities, due to softening in market demand.

    Primarily as a result of the above factors, the Company recorded gross profit of $1.9 million on sales of $86.0 million for the fiscal 1995 fourth quarter, for a gross profit margin of 2.2%. The Company incurred a loss before extraordinary charge of $6.1 million, or a $.44 loss per share for the quarter.

Gross profit for the full fiscal year of 1995 was $34.1 million on sales of $371.4 million, for a gross profit margin of 9.2%. The Company incurred a loss before extraordinary charge of $5.1 million, or a $.36 loss per share. The Company incurred an extraordinary charge of $5.2 million net of applicable income tax benefit of $2.8 million, or $.38 per share, in the fourth quarter of fiscal 1995 as a result of prepayment penalties and the write-off of unamortized debt issuance costs incurred in connection with the Offering. As a result, the Company incurred a net loss of $10.3 million and $11.3 million for the 1995 fiscal year and fourth quarter, respectively, or a $.74 and $.82 loss per share, respectively.

    Certain provisions of the Company's Credit Facility were amended in December 1995. The Credit Facility as amended requires the Company to maintain an interest coverage ratio of 1.25 to 1.0 as of the end of each fiscal quarter for fiscal 1996, and 1.5 to 1.0 as of the end of each fiscal quarter thereafter, measured on a four-quarter basis as specified in the Credit Facility. The net worth covenant requires the Company to maintain a net worth of at least $62 million. The Company currently is in compliance with all covenants under the Credit Facility as amended.


                The date of this Supplement is December 22, 1995